United States securities and exchange commission logo





                      June 27, 2024

       Chen Weihua
       Chief Legal Adviser
       China Southern Airlines Company Limited
       68 Qi Xin Road
       Guangzhou, 510403
       People's Republic of China

                                                        Re: China Southern
Airlines Company Limited
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2022
                                                            File No. 001-14660

       Dear Chen Weihua:

               We have completed our review of your filing, including your Form 20-F Amendment No.
       1 filed on May 28, 2024 and have determined not to issue additional comments. Our decision not to issue additional comments regarding your prior responses and the disclosure in your amended
       Form 20-F should not be interpreted to mean that we either agree or disagree with your responses or your disclosure regarding the presence of CCP officials on your Board of Directors, including any conclusions you have made and positions you have taken with respect to such disclosure. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                      Sincerely,


                      Division of Corporation Finance

                      Disclosure Review Program
       cc:                                              Nicholas Pellicani